GROUPE
CLARINS

February 5, 2004

2003 NET SALES UP 7.7% AT CONSTANT EXCHANGE RATES

Consolidated data (1)	2003	2002	Change (2)	Like-for-like change (3)
	In € million	In € million	%	%
Beauty	551.7	543.0	+1.6	+9.0
Perfume	337.4	350.1	-3.6	+5.6
Total	**889.1**	**893.1**	**-0.4**	**+7.7**

2003 kept all its promises and confirmed the vitality of Group's brands. Sales grew by 7.7%(3), surpassing the 5% target announced at the beginning of the year. This growth is once again significantly higher than that of the worldwide prestige cosmetics market.

The ingredients of this success can be found in several guiding principles that form the basis of the Clarins Group's philosophy:

- Listening to consumers and looking for the adapted response to their expectations.
- The highest quality products offering proven effectiveness, which are continually improved thanks to innovative research and which answer real needs.
- An honest and informative communication.

The activity was particularly strong in the second half with higher consumer spending, particularly in North America and Asia with sales growth of 11.0%(3) and 8.4%(3) respectively.
In Europe, the economic situation was less favourable. Nevertheless, the Group did achieve an increase of 5.9%(3) and continues to strengthen its position, even in countries where it already has high market shares.

However, the year was overshadowed by the sharp rise of the Euro which cancelled out all the growth at average exchange rates.

The audited results will be released on March 25, 2004 after the close of the Paris Euronext market.
The Clarins Group's operating margin should slightly exceed that of 2002 thanks to a tight control on overheads and despite the surging euro.

Looking to the future, the Group remains resolutely optimistic and is planning for 2004, an increase in sales of 5% at constant exchange rates.

(1) Due to the discontinuation of the Thierry Mugler Couture operations, the Clarins Group sales now comprised only Cosmetics
(2) At average exchange rates
(3) At constant exchange rates

GROUPE CLARINS
CLARINS, AZZARO, THIERRY MUGLER

Investor Relations Department
Tel.: (33) 1 46 41 41 25 – Fax: (33) 1 47 38 16 87 – E-mail: financials@clarins.net
Websites: www.clarins-finance.com and/or www.clarins.com